Exhibit 12

COLFAX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2017	2016	2015	2014	2013
Earnings:
(Loss) income from continuing operations before income taxes	(11,986)	206,524	218,118	323,610	216,166
Less: Net result from equity investees	(3,090)	(3,470)	(6,688)	(7,730)	(4,694)
Plus: fixed charges	53,979	41,898	59,365	65,715	112,829

Earnings available to cover fixed charges	38,903	244,952	270,795	381,595	324,301

Fixed charges:
Interest expense, including amortization of deferred financing costs	41,137	30,276	47,502	53,818	102,328
Interest portion of rental payment	12,842	11,622	11,864	11,897	10,501

Total fixed charges	53,979	41,898	59,366	65,715	112,829
Dividends on preferred stock	—	—	—	2,348	20,396

Total fixed charges and dividends on preferred stock	53,979	41,898	59,366	68,063	133,225

Ratio of earnings to fixed charges	0.72	5.85	4.56	5.81	2.87

Ratio of earnings to fixed charges and dividends on preferred stock	0.72	5.85	4.56	5.64	2.59